Press Release

GreenPower Closes Third Tranche of Term Loan Offering

Vancouver, Canada, June 8, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces the closing of the third tranche of its previously announced secured term loan offering for an aggregate principal amount of U.S. $300,000 (collectively the "Loans"). Please refer to the Company's news release dated May 13, 2025 for more details regarding the term loan offering.

In connection with the Loans, the Company entered into respective loan agreements with companies controlled by the CEO and a Director of the Company (the "Lenders"). Management anticipates that the Company will allocate the net proceeds from the Loans towards production costs, supplier payments, payroll and working capital.

The Loans are secured with a general security agreement on the assets of the Company subordinated to all senior debt with financial and other institutions and will bear interest of 12% per annum commencing on the date of closing (the "Closing Date") to and including the date all of the Company's indebtedness pursuant to the Loans is paid in full. The term of the Loans will be two years from the Closing Date.

As an inducement for the Loan, the Company issued 340,909 non-transferable share purchase warrants (each, a "Loan Bonus Warrant") to one of the Lenders. Each Loan Bonus Warrant entitles the holder to purchase one common share of the Company (each, a "Share") at an exercise price of U.S. $0.44 per Share for a period of twenty-four (24) months from the closing date of the Loan. In addition, one Lender will be issued an aggregate of 68,181 Shares (each a "Loan Bonus Share").

The Lenders are each considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and each of the Loans and issuance of Loan Bonus Warrants and Loan Bonus Shares, as applicable, is considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in section 5.5(a) and 5.7(a) as the fair market value, in each case, of the Loans, the Loan Bonus Warrants, and the Loan Bonus Shares, as applicable, is not more than 25% of the Company's market capitalization.

All securities issued in connection with the Loans will be subject to a statutory hold period of four months plus a day from the closing of the Initial Loan in accordance with applicable securities legislation.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation that are not historical facts. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expectations of management regarding the use of proceeds of the Loan. Although the Company believes that and the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that the proceeds of the Loan may not be used as stated in this news release, and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission filed on EDGAR at www.sec.gov. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.